Exhibit 99.2

Deloitte & Touche LLP
5140 Yonge Street
Suite 1700
Toronto ON M2N 6L7
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

June 13, 2011

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Autorité des marchés financiers

Dear Sirs/Mesdames:

RE: Points International Ltd. (the “Company”)

We are providing this letter as requested by the Company pursuant to Section 4.11, paragraph (5)(a)(ii) of National Instrument 51-102. We refer to the Notice of Change of Auditor dated June 13, 2011 prepared by the Company and delivered to us (the “Notice”). We have reviewed the

Notice, and based on our knowledge as at the date of this letter agree with the statements contained in the Notice.

Yours very truly,

Chartered Accountants
Licensed Public Accountants